

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2024

Siu Ming Law
Executive Director and Chief Executive Officer
Great Restaurant Development Holdings Ltd
Ground Floor and 1st Floor
No. 73 Chung On Street
Tsuen Wan, New Territories
Hong Kong

>   **Re: Great Restaurant Development Holdings Ltd**
>   **Registration Statement on Form F-1**
>   **Filed December 6, 2024**
>   **File No. 333-283646**

Dear Siu Ming Law:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 7, 2024 letter.

Registration Statement on Form F-1, Filed December 6, 2024

Definitions, page 3

1.   On page 3, in the definition of "Articles of Association" you have removed reference to amended and restated articles of association adopted on August 3, 2023, instead referring to the original articles of association adopted on March 8, 2018. Please confirm whether the August 3, 2023 amended and restated articles of association was adopted, and if so, why it is no longer referred to in your registration statement.

2.   On page 5, in the definition of "Memorandum of Association," please include the date the amended memorandum of association was adopted.

Capitalization, page 43

3.   Please remove your proforma as adjusted (Over-allotment option exercised) column. In addition, remove the similar column and related disclosures in your dilution disclosure.

Exhibits

4.   We note counsel's opinion that the statements under the caption "Material Tax Considerations" in the prospectus forming part of the Registration Statement, to the extent that they constitute statements of Cayman Islands law, are accurate in all material respects. This statement fails to identify the specific tax issue on which counsel is opining. Please have counsel revise to opine on the tax consequences of the offering, not the manner in which they are described in the prospectus. Refer to Section III.C.2. of Staff Legal Bulletin No. 19 (CF) located at our website.

5.   We note that in the previous amendment you included an Insider Trading Policy as an exhibit, but in this amendment the exhibit has been removed. We also note that you still refer to an insider trading policy on page 107 of the registration statement. Please clarify why the Insider Trading Policy was removed as an exhibit.

Please contact Aamira Chaudhry at 202-551-3389 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: William S. Rosenstadt